Item 1. Cover Page. **Form 1-A Model B**

(a) Name of the issuer; **INVESTMENTS THAT WORK, Inc.**

(b) The mailing address of the issuer's principal executive offices including the zip code and the issuer's telephone number; [redacted]

1805 North Carson Street, Suite E
Carson City, NV 89701
775-546-1450

(c) Date of the offering circular; December 14, 2009

(d) Description and amount of securities offered (Note: *this description should include, for example, appropriate disclosure of redemption and conversion features of debt securities*);

Offering: 4,500,000 Common shares of Class A capital stock.
50,000 Common shares of Class B capital stock.

(e) The statement required by Rule 253;

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESS INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

(f)

	Priced to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per unit A	$1.00/Share	None	$1.00/Share to Issuer
Per unit B	$10.00/Share	None	$10.00/Share to Issuer
Total	$5,000,000	$0.00	$5,000,000 to Issuer

(g) The name of the underwriter or underwriters; **Not Applicable. There is no underwriter.**

(h) Any materials required by the law of any state in which the securities are to be offered;

Washington State - SCOR Form U-7
This offering has not yet been registered for offer and sale in any other state.

(i) If applicable, identify material risks in connection with the purchase of the securities: **Risk is limited to the loss of capital invested,** as disclosed in detail in Item 3, below. And,

(j) Approximate date of commencement of proposed sale to the public. **January, 15 2010**

Investments That Work, Inc.

Item 2 Distribution Spread.

(a) The information called for by the following table shall be given, in substantially the tabular form indicated, on the outside front cover page of the offering circular as to all securities being offered (*estimate, if necessary*)

	Priced to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per unit A	$1.00/Share	None	$1.00/Share to Issuer
Per unit B	$10.00/Share	None	$10.00/Share to Issuer
Total	$5,000,000	$0.00	$5,000,000 to Issuer

Item 3 Summary Information, Risk Factors and Dilution.

(a) Where appropriate to a clear understanding by investors, there should be set forth in the forepart of the offering circular, under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the principal factors which make the offering one of high risk or speculative.

Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment.

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

The risk factors that management believes present the most substantial risks to an investor in this offering are as follows:

Investments That Work, Inc. (*"ITW" or "the Company"*) has no operating history at the time of this offering. As a consequence of having no operating history, there is no history of profitable operations in recent periods. ITW, Inc. has financed its formation, the creation of this offering circular, and the promotion of share sales to investors, causing the company to originate with a debt of $130,000. The success of ITW, Inc. relies entirely on the efforts of three individuals at the time of this offering. Purchase of ITW, Inc. shares is highly speculative as there is no method of determining the market price for shares because no market for them currently exists.

A. **LACK OF OPERATING HISTORY:** The Company has been in existence since April 28, 2009. During its short life, the Company has had minimal operations. As shown in the Company's financial statements (*Part F/S*), the Company does not expect to achieve profitability for several quarters following the close of the Offering, and there can be no assurances that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

B. **DEPENDENCE ON KEY PERSONNEL:** There are three officers and directors of ITW at present. At any given time these Officers and employees could fall victim to some kind of accident which would render any or all of them incapable of serving the Company. The Company's success is substantially dependent upon these key individuals. The loss of the services of any of these individuals could have an adverse effect on the Company's business, financial condition or results of operations. The Company does not have an employment contract with employees and does not hold key-man life insurance and accident insurance policies on these individuals. Even if it did, there is no assurance that any of these individuals could be replaced with equally qualified personnel.

C. **RISKS OF SPEC BUILDING AND DEVELOPMENT:** Speculative (*spec*) building and development involves substantial risk. The project costs of spec. building and land development are often difficult to calculate and may be increased by reasons or factors beyond the Company's control (*including among others, labor disputes, cost of materials increase, product failure, weather and site conditions*) that require more capital than initially projected in order to complete production. Local, regional, national and even international market conditions can have major effects on the profitability of any real estate venture.

D. **RISKS OF RE-MODELING DISTRESSED PROPERTIES:** Re-modeling involves substantial risk. The project costs of re-modeling are often difficult to calculate and may be increased by reasons or factors beyond the Company's control (*including among others, labor disputes, cost of materials increase, product failure, unforeseen structural damage undetected until actually tearing into walls, ceilings and floors*) that require more capital than initially projected in order to complete the project. Local, regional, national and even international market conditions can have major effects on the profitability of any real estate venture.

E. **RISKS OF PRIVATE LENDING:** There are inherent risks involved in private lending and the inexperience of the Company could possibly compound those risks.

F. **RISKS OF INVESTING:** The same risks that apply to potential investors of the Company also apply to the Company when investing Company funds. Furthermore, the inexperience of the Company could also compound normal risk factors to investing.

G. **COMPETITION:** Many of the Company's potential competitors have longer operating histories and may have significantly greater financial, sales, marketing and other resources, as well as greater name recognition than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their productions than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

H. **UNCERTAINTY OF FUTURE OPERATING RESULTS:** The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

I. **CONTROL BY EXISTING STOCKHOLDERS:** Whereas, the shares offered consist of 4,500,000 non-voting shares and 50,000 voting shares, the existing Class B shareholders currently have and will retain after this offering sufficient voting shares to form a quorum and majority of voting shares. Thus, the current shareholders will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for other stockholders to influence the affairs of the Company.

J. **NO PRIOR TRADING MARKET FOR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE:** No prior market has existed for the Company's securities and the Company does not anticipate any such market will develop subsequent to this Offering. A purchaser must be fully aware of the long-term nature of an investment in the Company. The shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under Securities Act of 1933, as amended (*the "Act"*) and available exemptions under applicable state laws. Purchasers may need to bear the economic risk of the investment for an indefinite period of time. Ownership of the shares must be considered a long-term, non-liquid investment.

K. **IF CURRENT ADVERSE GLOBAL MARKET AND ECONOMIC CONDITIONS CONTINUE OR WORSEN, OUR BUSINESS, RESULTS OF OPERATION, CASH FLOWS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED:** Recent market and economic conditions have been unprecedented and challenging, with significantly tighter credit markets and a recession that is expected to continue into 2010 and perhaps beyond. These conditions, combined with the deteriorating financial conditions of numerous financial institutions, rising unemployment and declining residential and commercial real estate markets, among other things, have contributed to increased market volatility and diminished expectations for the U.S. and other economies.

As a result of these conditions, the cost and availability of credit has been and may continue to be adversely affected in the markets in which we own properties and we and our tenants conduct operations. Concern about the stability of the markets generally and the strength of numerous financial institutions specifically has led many lenders and institutional investors to reduce, and in some cases, cease, to provide funding to borrowers. Continued turbulence in the U.S. and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our tenants and lenders. If these market and economic conditions continue, they may limit our ability, and the ability of our tenants, to replace or renew maturing liabilities on a timely basis, access the capital markets to meet liquidity and capital expenditure requirements and may result in adverse effects on our and our tenants' financial condition and results of operations. If our tenants' businesses or ability to obtain financing deteriorates further, they may be unable to pay rent to us, which could have a material adverse effect on our cash flows.

In response to the deteriorating market and economic conditions in the U.S. and international markets, U.S. and foreign governments, central banks and other governmental and regulatory bodies have taken or are considering taking other actions to help stabilize the banking system and financial markets and to reduce the severity and length of the recession. We cannot predict the duration or severity of the current economic challenges, nor can we provide assurance that our responses to the current economic downturn, or the U.S. and foreign governments, central banks and other governmental and regulatory bodies attempts to stabilize the banking system and financial markets and to stimulate the economy, will be successful.

L. **THE RECENT DOWNTURN IN THE RESIDENTIAL REAL ESTATE MARKET HAS SUBSTANTIALLY REDUCED REAL ESTATE VALUES, WHICH MAY CAUSE US TO NOT BE ABLE TO SELL DEVELOPED PROPERTY OR CAUSE US TO SELL SUCH PROPERTY AT A LOSS:** The real estate business is a cyclical business. Currently, weak economic conditions in the United States have substantially slowed residential property sales, which have caused a reduction in property values. Continued significant declines in the prices for real estate could cause us not to be able to sell developed property or to have to sell such property at a loss, which could adversely affect our business and operations.

M. **WE DEPEND ON OUR TENANTS TO PAY RENTS, AND THEIR INABILITY TO PAY RENTS MAY SUBSTANTIALLY REDUCE OUR REVENUES AND CASH AVAILABLE FOR OPERATIONS:** Our investments in residential properties are subject to varying degrees of risk that generally arise from the ownership of real estate. The underlying value of our properties depends upon the ability of the tenants of our properties to generate enough income to pay their rents in a timely manner. Their inability to do so may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. Changes beyond our control may adversely affect our tenants' ability to make lease payments and consequently would substantially reduce our income from operations. These changes include, among others, the following:

- Changes in national, regional or local economic conditions;
- Changes in local market conditions; and
- Changes in federal, state or local regulations and controls affecting rents, prices of goods, interest rates, fuel and energy consumption.

Due to these changes or others, tenants and lease guarantors, if any, may be unable to make their lease payments. A default by a tenant or other premature termination of a lease could, depending upon the size of the leased premises and our ability to successfully find a substitute tenant, have a materially adverse effect on our revenues and the value of our common shares.

If we are unable to find tenants for our properties, or find replacement tenants when leases expire and are not renewed by the tenants, our revenues and cash available for operations will be substantially reduced.

N. **WE MAY INCUR INDEBTEDNESS SECURED BY OUR PROPERTIES, WHICH SUBJECTS THOSE PROPERTIES TO FORECLOSURE:** Incurring mortgage indebtedness increases the risk of possible loss. Most of our borrowings to acquire or develop properties will be secured by mortgages on our properties. If we default on our secured indebtedness, the lender may foreclose and we could lose our entire investment in the properties securing such loan. For federal tax purposes, any such foreclosure would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage and, if the outstanding balance of the debt secured by the mortgage exceeds our basis of the property, there could be taxable income upon a foreclosure. To the extent lenders require us to cross-collateralize our properties, or our loan agreements may contain cross-default provisions, a default under a single loan agreement could subject multiple properties to foreclosure.

O. **ILLIQUIDITY OF REAL ESTATE INVESTMENTS COULD SIGNIFICANTLY IMPEDE OUR ABILITY TO RESPOND TO ADVERSE CHANGES IN THE PERFORMANCE OF OUR PROPERTIES AND HARM OUR FINANCIAL CONDITION:** Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio, if any, in response to adverse changes in the performance of such properties may be limited, thus harming our financial condition. The real estate market is affected by many factors that are beyond our control, including:

- Adverse changes in national and local economic and market conditions;
- Changes in interest rates and in the availability, cost and terms of debt financing;

- Changes in governmental laws and regulations, fiscal policies and zoning ordinances and costs of compliance with laws and regulations, fiscal policies and ordinances;
- The ongoing need for capital improvements, particularly in older buildings;
- Changes in operating expenses; and
- Civil unrest, acts of war and natural disasters, including earthquakes and floods, which may result in uninsured and underinsured losses;

We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. We may also acquire properties that are subject to a mortgage loan that may limit our ability to sell the properties prior to the loan's maturity. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our operating results and financial condition.

P. **COMPETION WITH ENTITIES THAT HAVE GREATER FINANCIAL RESOURCES COULD MAKE IT MORE DIFFICULT FOR US TO ACQUIRE ATTRACTIVE PROPERTIES AND ACHIEVE OUR INVESTMENT OBJECTIVES:** We compete for investment opportunities with entities with substantially greater financial resources. These entities may be able to accept more risk than our board of directors believes is in our best interests. This competition may limit the number of suitable investment opportunities offered to us. This competition also may increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire properties. In addition, we believe that competition from entities organized for purposes similar to ours may increase in the future.

Q. **RISK OF ARBITRARY PRICING:** The offering price of $1.00 per share for Class A Common Stock and $10.00 per share for Class B Common Stock was determined by the Company. The price bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share and accordingly should not be considered an indication of the actual value of the Company.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

(b) Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past three years, or which they have a right to acquire, there should be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. In such cases, and in other instances where the extent of the dilution makes it appropriate, the following shall be given:

(1) The net tangible book value per share before and after the distribution;
(2) The amount of the increase in such net tangible book value per share attributable to the cash payment made by purchasers of the shares being offered; and
(3) The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

1. Incalculable. Company has a negative net worth.
2. 2¢ per share
3. 2%.

Item 4 Plan of Distribution.

ITW, Inc. Shares will be offered only through direct sales by ITW to the public.

(a) If the securities are to be offered through underwriters, give the names of the principal underwriters, and state the respective amounts underwritten. Identify each such underwriter having a material relationship to the issuer and state the nature of the relationship. State briefly the nature of the underwriters' obligation to take the securities. **Not Applicable. There is no underwriter. Issuer is selling securities.**

(b) State briefly the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other consideration to be received by any dealer in connection with the sale of the securities.

No broker-dealers will be employed in this offering. All sales are from the company direct to the shareholder.

(c) Outline briefly the plan of distribution of any securities being issued which are to be offered through the selling efforts of brokers or dealers or otherwise than through underwriters.

None. Securities will be purchased by stockholders directly from company. Company will deliver securities directly to shareholders.

(d) If any of the securities are to be offered for the account of security holders, indicate on the cover page the total amount to be offered for their account and include a cross-reference to a fuller discussion elsewhere in the offering circular. Such discussion should identify each selling security holder, state the amount owned by him, the amount offered for his account and the amount to be owned after the offering.

No shares outstanding will be offered for sale as part of this offering.

(e) (1) Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold if there are no such arrangements, so state.

A minimum threshold of 850,000 shares will be sold. ITW will create an escrow account held by Equity Management Services, Inc., administrator, with a nine-month window to reach minimum share sales threshold. If applicable at the time, there will be two additional extensions of six months each, upon a majority vote from the Board of Directors. If the minimum share sales are met, then the proceeds will be disbursed to the issuer, if minimum sales are not met then the proceeds will be returned to the investors.

(2) If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer, the salient provisions in this regard and the effects on the issuer should be stated. **Not applicable.**

Item 5 Use of Proceeds to Issuer.

State the principal purposes for which the net proceeds to the issuer from the securities to be offered are intended to be used and the approximate amount intended to be used for each such purpose.

Budget Table 1:

Start-up	
Administrator Fees	$10,000
Commissions	$17,000
Finance Charge	$13,376
Loan Interest	$31,200
Mortgage	$116,624
Printing and Reproduction	$5,000
Accounting	$15,000
Consulting	$20,000
Copyright	$10,000
Legal	$30,000
Marketing	$25,000
Advertising	$25,000
Web	$25,000
CEO 1st Year Compensation	$30,000
Travel and Entertainment	$15,000
Cash On Hand (*COH*)	$145,800
SFR Project #1	$316,000
	$850,000

Investments That Work, Inc.

1 There will be a reserve account of Cash On Hand (*COH*) of $145,800, which will be used to cover the following:

- Any additional expense not yet anticipated in the setup and overhead of the Company
- Any cost overruns from the development of the Company's first Single Family Residence (*SFR*) project.
- Cash on hand to start additional SFR projects

2 There will be a minimum capital threshold requirement which will be sufficient to cover all current obligations and complete the first residential project.

3 A loan funded by John Leage in the amount of $130,000 along with proceeds from the offering represent all funds available.

4 There is an existing indebtedness with a loan amount of $130,000. ITW's liability includes interest only payments and a maturity date of May 15, 2011. The terms are:

- Maintain a reserve account sufficient to cover the interest payments for the term of the loan and
- Pay off the debt as soon as possible but not before the first six months and no later than the maturity date of May 15, 2011

$130,000.00	Loan Amount
$13,375.91	Cost of Loan
$116,624.09	Difference
$31,200.00	Interest Reserve @ 12%
$85,424.09	Available COH

If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness.

Start-up	
Administrator Fees	$2,500
Finance Charge	$13,376
Loan Interest	$31,200
Printing and Reproduction	$250
Accounting	$5,000
Consulting	$15,000
Copyright	$5,000
Legal	$18,000
Marketing	$8,000
Advertising	$8,000
Web	$8,000
CEO	$12,000
Travel and Entertainment	$2,500
COH	$1,174
Total	$130,000

5 If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to the issuer. **Not applicable.**

6 The issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed.

The Company may from time to time need to change the use of proceeds for the following reasons among others:

- If the cost to set up the company or of overhead is less than what the budget calls for then any surplus will go into "COH" for future project development.
- If the cost to set up the company or of overhead is more than the budget calls for then funds from "COH" will be used to make up the difference.
- If construction costs exceed the construction budget then funds from "COH" will be used to make up the difference.

- If construction costs are less than the budget calls for then any surplus will be used for future project development.

Item 6 Description of Business.

(a) Narrative description of business.

(1) Describe the business done and intended to be done by the issuer and its subsidiaries and the general development of the business during the past five years or such shorter period as the issuer may have been in business. Such description should include, but not be limited to, a discussion of the following factors if such factors are material to an understanding of the issuer's business.

The objective of Investments That Work Inc. (*ITW*) is conservative, long-term growth and management of ***real*** wealth, based on investments that take advantage of unique opportunities provided by the economic environment at the time. This description is based on the unique economic conditions at present. As conditions change the opportunities that offer the best long term potential may also change.

Phase 1 – Real Estate

ITW will first pursue its objectives by growing its equity/cash flow base through:

- Building new single family homes with emphasis on *green construction*
- Purchasing existing distressed properties and retro-fitting them to be more energy-efficient

Once a building is completed, it will either be a) sold to generate cash flows for further construction activity or b) placed in a rental program, to build an asset base and create a steady stream of future rental income.

Phase 2 – Investment Pool

Once a cash flow/equity base is established, ITW will direct funds from its cash flow into an investment pool to be used for such things as

- Investing in *green* technologies and businesses.
- Private lending.
- Land development.
- Acquiring vacation/resort properties to be placed in its rental pool.
- Other investments that will grow the company's cash flow/asset base.

(i) The principal products produced and services rendered and the principal market for and method of distribution of such products and services.

Investments That Work, Inc. (*the "Company"*) was formed in part to construct single family homes with emphasis on **green construction** as well as purchase existing distressed properties and retro-fitting them to be more energy-efficient.

The Company plans to employ "green construction" methods as one way to separate ITW from existing competition. ITW will hold properties in inventory as a way to increase its asset base, generate cash flow from rents, and mitigate the effects of normal ups and downs that are typical in the ever changing economic environment.

In addition to construction the Company plans to develop raw land into buildable lots. By doing this, the Company will create wholesale pricing of lots for its "green" building program. More importantly the Company will be able to literally build "green" from the ground up.

The Company initially intends to reinvest net cash flows into its building, development and rental activity until a stable asset base is established. It then intends to shift some of its net cash flows from building/developing to its investment pool where it will conduct such activities as investing in "green" technologies and private lending to its shareholder base. Management believes that these activities will generate additional income streams for the Company, while also increasing and diversifying its asset base.

The principal market and method of distribution for products and services from the Company will primarily come from its shareholder base by way of the Company website and its monthly e-newsletter, advertising its current inventory and services available. Management believes that providing products and services targeted primarily to its shareholder base will increase the success of sustainable growth of Company assets even in a down market.

(ii) The status of a product or service if the issuer has made public information about a new product or service which would require the investment of a material amount of the assets of the issuer or is otherwise material.

Once the minimum Offering is reached the Company will complete the design phase of construction for its first residential project. With this done, the Company will close on a piece of property and submit plans for all permits required. This process will take approximately eight weeks. Once permits are issued the Company will start construction. The final construction phase will take approximately four months. To summarize, from the attainment of the threshold minimum share sales from the Offering to having a completed property ready for rent or sale will take about six months.

(iii) The estimated amount spent during each of the last two fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state the estimated dollar amount spent during each of such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques. **Not Applicable.**

(iv) The number of persons employed by the issuer, indicating the number employed full time.

Full time employees:
Kevin Cross, President/CEO
Part time employees:
Vice President, John Leage
Treasurer, Peter Gibbons

(v) The material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, may have upon the capital expenditures, earnings and competitive position of the issuer and its subsidiaries. The issuer shall disclose any material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and for such further periods as the issuer may deem material. **Not Applicable.**

(2) The issuer should also describe those distinctive or special characteristics of the issuer's operation or industry which may have a material impact upon the issuer's future financial performance. Examples of factors which might be discussed include dependence on one or a few major customers or suppliers (*including suppliers of raw materials or financing*) , existing or probable governmental regulation, material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, unusual competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.

ITW is organized to be an asset based company organized specifically to grow its base by developing products and services primarily for the benefit of its shareholder base. Management believes that this will mitigate the volatility that is typically associated with start-up companies, real estate trends, and the recessed economy in general. This philosophy will also decrease direct competition simply because the Company will be able to offer its products (*typically with better quality and more amenities*) at equivalent or slightly reduced pricing to its shareholders as compared to fair market competitive alternatives. Some additional distinctive and special characteristics are:

- The rent that a shareholder will pay to the Company for renting a company property in effect goes to increase the asset base of the Company, which also increases the shareholder's stake in the Company.
- The profit margin paid by the shareholder when purchasing a company project increases the asset base of the Company, which will also increase the shareholder's stake in the Company.
- Any interest paid by a shareholder when participating in the Company's private lending program increases the asset base of the Company, which also increases the shareholder's stake in the Company.
- If the Company is able to acquire any vacation/resort properties for rent to its shareholder base, it will typically be able to offer them at discounted rates. The rents paid by the shareholder increase the asset base of the Company, which also increases the shareholder's stake in the Company.
- If the Company is able to invest in local business, then any purchases by the shareholder base not only grows the local economy but also increases the Company's stake in the local economy which in turn increases the value of the Company thus increasing the shareholders' stake in both the Company and the local economy.

- By having the option of hiring employee's or contractors from within the shareholder base, the Company is doing its part to create good paying jobs, which will help build and sustain the local economy. These returns will have a direct and positive impact on the Company's good will, operations, and future financial performance.
- By bringing together shareholders that follow a disciplined small dollar reinvestment program, the Company is able to provide opportunities to the shareholder that otherwise would not be available to them for lack of capital.
- In sum, the shareholder enters into a disciplined reinvestment commitment to the Company. The Company is then able to enter in to effective reinvestment in the infrastructure of the community. The returns to these investments flow directly to the shareholders both as dividends from their shares, stock value appreciation, and also in the form of dividends to the community at large by virtue of the operations of the Company within that community.

(3) The following requirement in subparagraph (i) applies only to issuers (*including predecessors*) which have not received revenue from operations during each of the three fiscal years immediately prior to the filing of the offering statement.

(i) Describe, if formulated, the issuer's plan of operation for the twelve months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability shall be stated. Disclosure relating to any plan should include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements and whether, in the next six months, it will be necessary to raise additional funds.

Operations for the next 12 months:

1. Place incoming funds from the initial offering into escrow awaiting the successful completion of obtaining the minimum required to move forward.
2. Secure property, complete construction drawings, submit for all permits to construct one single family dwelling.
3. With approved permits commence and complete construction on first residential project *(about six months)*.
4. Rent or sell (*to the shareholder base*) the completed residential unit. If sold use the principal proceeds to start the second residential project following steps 2- 4. Use the profit proceeds or rental income to start the investment pool.
5. In general do everything required to achieve the mission statement of ITW which is conservative, long-term growth and management of ***real*** wealth, based on investments in the local economy that take advantage of unique opportunities provided by the current economic environment.

The Company believes that proceeds of this Offering will be sufficient to satisfy its cash requirements for the next 12 months. The Company's cost of operating is currently less than $163,500 annually, as it is currently in development stage. Following the Closing of the Minimum Offering, the Company anticipates obtaining at least $850,000 in net proceeds (*see ITEM 5 above*). Upon commencing operations the primary expenditures will be on (a) securing funds adequate to meet its loan obligation (b) build its first residential project (c) complete the development stage of the Company and (d) sales/marketing. Thus, although delays in the milestones set forth above have the potential to delay prospective profitability, the Company's lean organizational structure should minimize its exposure to liquidity crises that may jeopardize its ability to operate as a going concern.

The Company also believes that the proceeds of the Minimum Offering will be sufficient to construct one residential unit for rent or sale providing sufficient cash flow to start its investment program to demonstrate success of the Company's business model. It should be noted that the principal proceeds from a sale will go into the financing of the Company's second residential unit and will keep doing so on an indefinite basis. In addition to re-investing the profits from the first residential unit additional funds raised from the shareholder base through monthly subscriptions will also go towards its building and development program. Cash flow from the rents or sales will go towards the Companies private lending and investment programs. The Company is confident of its ability to raise these additional funds necessary to expand the construction and development program. However, should the Company have difficulty securing part *(or all)* of these additional funds, the proceeds from the Minimum Offering provide enough capital to produce and market at least one residential unit.

At the successful close of the minimum offering the Company will have enough equity to meet its loan obligations, complete construction of its first residential project and complete the start-up phase of the Company.

Investments That Work, Inc.

Start-up	
Administrator Fees	$10,000
Commissions	$17,000
Finance Charge	$13,376
Loan Interest	$31,200
Mortgage	$116,624
Printing and Reproduction	$5,000
Accounting	$15,000
Consulting	$20,000
Copyright	$10,000
Legal	$30,000
Marketing	$25,000
Advertising	$25,000
Web	$25,000
CEO	$30,000
Travel and Entertainment	$15,000
COH	$145,800
SFR Project #1	$316,000
	$850,000

It will be necessary to raise additional funds simply because it is an integral component of ITW's business plan to receive monthly reinvestment subscriptions (*indefinitely*) from its shareholder base as a way to grow small liquid assets into much larger fixed assets that will generate cash flow as well as take advantage of opportunities requiring a strong cash presence.

(ii) Any engineering, management or similar reports which have been prepared or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering should be furnished to the Commission at the time of filing the offering statement or as soon as practicable thereafter. There should also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such statement should identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class. If no such report memorandum has been prepared, the Commission should be so informed in writing at the time the report or memorandum would otherwise have been submitted.

Excluding financial reports in Part F/S below and the opinion of counsel in attached Exhibit 7, no such reports have been prepared or provided in connection with the proposed offering.

Mission Statement

The objective of Investments That Work Inc. (*ITW*) is conservative, long-term growth and management of ***real*** wealth, based on investments that take advantage of unique opportunities provided by current economic environment.

Goals

The goals of investing in Investments That Work Inc. (*ITW*) are to:

Ensure your financial security

Take advantage of a unique opportunity for investment safety and security by

- Combining smaller amounts of money to generate real wealth over time
- Using solid assets and real equity to back your investment
- Providing transparency and giving you instant access to view the Company's assets online

Pay yourself first

Investing in ITW enables you to develop the habit of setting aside a manageable amount of money each month for your future.

- Access the power of large-scale investing by individual investors working together.

Investments That Work, Inc.

- Opportunities abound for those who have cash to invest during difficult financial times. By pooling the resources of many individual investors – large or small, we can access those same opportunities.

Investments That Work Inc. is designed specifically to accommodate the objective of grouping individuals together to create a disciplined investment program. Individuals will benefit as well as their communities.

Investment Strategy

Development Phases

Development is planned in two phases in order to build a solid asset base. This strategy enables Investments That Work Inc. (*ITW*) to be solidly backed by equity from the onset.

Phase 1 – Real Estate

ITW will first pursue its objectives by growing its equity/cash flow base through

- Building new single family homes with emphasis on *green construction*
- Purchasing existing distressed properties and retro-fitting them to be more energy-efficient

Once a building is completed, it will either be sold to generate cash flows for further construction activity or placed in a rental program to build an asset base and create a steady stream of future rental income.

Phase 2 – Investment Pool

Once a cash flow/equity base is established, ITW will direct funds from its cash flow into an investment pool to be used for such things as

- Investing in *green* technologies and businesses
- Private lending
- Land development
- Acquiring vacation/resort properties to be placed in its rental pool
- Other investments that will grow the Company's cash flow/asset base

Closed circuit method of operation

As an ITW shareholder, you will have priority on buying and using ITW services. This strategy benefits both you and the Company you are invested in by providing a stable customer base. It also allows you to benefit from your own purchases and makes the Company less vulnerable to the ups and downs of the economy.

Real Estate – Building for our own shareholders provides a dual benefit:

- The overall cost of a home is reduced by avoiding commissions.
- Cash flow from the sale and/or rental income of that same home increases ITW's investment pool, enabling further growth.

Loans – In Phase 2, ITW can provide loans to our own shareholders.

- These loans will be secured in part by investor stock.
- Interest that is paid for these loans goes back into the Company that you are invested in for your future.

Who Should Invest? - Investments That Work Inc. (*ITW*) is the perfect investment for the following people:

- **Anyone** with the discipline to invest small amounts regularly over time to reach financial security
- **Young professionals** (*such as firemen, policemen, and teachers*) looking for a long-term investment opportunity that supports their future and their community
- **Military families** are uniquely positioned to benefit from being an ITW shareholder. ITW will build single family homes within commuter distance of bases, which will be available to buy or rent.

ITW Shareholder

Cost: You can become a shareholder in Investments That Work Inc. (*ITW*) by making an initial one-time purchase followed by regular payments, as follows:

1. Make a ***minimum*** one-time purchase of $1,800
2. Purchase a ***minimum*** of $150 per month (*or $1,800 paid annually at the beginning of each fiscal year*)

Benefits: As a shareholder in ITW, you will receive the following benefits:

Dividends: In addition to other shareholder benefits, stockholders receive dividends based on the annual performance of the Company and management's assessment of the Company's need to reinvest earnings for its future growth.

Referral Fee: You will receive a referral fee of $100 for each new shareholder that you successfully refer (*once their minimum offering has been received by company*).

Priority Status: As a shareholder, you will have ***first choice*** on all ITW properties and services before these items are advertised to the general public. For example, you will have priority access to First Right of Refusal for:

- Homes for sale
- Rental properties
- Private lending
- ITW Job openings

Priority status benefits both you and the Company you are invested in by:

- Providing a stable customer base
- Making the Company less vulnerable to the ups and downs of the economy

In this way, as a shareholder, you can benefit from your own purchases!

Community Enhancement: ITW is committed to enhancing the lives of its shareholders and their communities. ITW is creating the need for labor and materials; thus, local trades and vendors will benefit from ITW's *green* building practices.

Online Access: No matter where you are located, you will have secure shareholder access to the ITW website where you can:

- Buy and sell stock
- Monitor company assets
- Monitor project status
- Receive monthly statements

Risk: As with any investment, there are risks associated with investing with ITW. Our approach is conservative in nature to ensure that today's decisions will benefit our long-term goal of sustained growth of ***real wealth***.

IF YOU ARE LOOKING FOR A QUICK RETURN ON YOUR INVESTMENT OR NEED TO USE THE FUNDS IN THE SHORT TERM, THEN THIS INVESTMENT APPROACH IS NOT THE RIGHT FIT FOR YOUR NEEDS.

(b) Segment Data. If the issuer is required to include segment information in its financial statements, an appropriate cross-reference shall be included in the description of business. **Not applicable.**

Item 7 Description of Property.

State briefly the location and general character of the principal plants, and other materially important physical properties of the issuer and its subsidiaries. If any such property is not held in fee or is held subject to any major encumbrance, so state and briefly describe how held.

No property held at the time of this offering.

Item 8 Directors, Executive Officers and Significant Employees.

(a) List the names and ages of each of the following persons stating his term of office and any periods during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (*naming such person(s)*) pursuant to which he was or is to be selected to his office or position.

(1) Directors.
Kevin Cross, age 39, serving as director from inception, April 28, 2009, to present. Founding director.
John Leage, age 37, serving as director from inception, April 28, 2009, to present. Founding director.

Peter Gibbons, age 51, serving as director from inception, April 28, 2009, to present. Founding director.

(2) **Persons nominated or chosen to become directors.** Not applicable. No new director nominees are under consideration at this time.

(3) **Executive officers.**
President/CEO, Kevin Cross
Vice President, John Leage
Treasurer, Peter Gibbons

(4) **Persons chosen to become executive officers.** No new executive officers are under consideration at this time.

(5) **Significant employees.** No new significant employees at the time of this offering.

(b) Family Relationships. State the nature of any family relationship between any director, executive officer, person nominated or chosen by the issuer to become a director or executive officer or any significant employee.

No familial relationship exists between any director, executive officer, person nominated or chosen by the issuer to become a director or executive officer or any significant employee.

(c) Business experience. Give a brief account of the business experience during the past five years of each director, person nominated or chosen to become a director or executive officer, and each significant employee, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. When an executive officer or significant employee has been employed by the issuer for less than five years, a brief explanation should be included as to the nature of the responsibilities undertaken by the individual in prior positions to provide adequate disclosure of this prior business experience. What is required is information relating to the level of his professional competence, which may include, depending upon the circumstances, such specific information as the size of the operation supervised.

Kevin Cross: 21 years business experience as a self employed contractor, land developer and residential subdivision builder. Mr. Cross has 14 years experience as a general construction contractor: Growing his business to $4 million in annual sales and managing 65 people. He has 7 years experience as a land developer and residential subdivision builder. He has extensive experience building homes ranging from $200,000 to $2,500,000, and land developments ranging from $125,000 to $1,500,000.

John Leage: 12 years business experience as a self employed general contractor growing his construction business to $2,000,000 in annual sales and managing up to 18 people.

Peter Gibbons: Attorney and Solicitor at Law. Mr Gibbons is a licensed California attorney and is admitted to practice in the United States District Courts, United States Courts of Appeal, and in the United Kingdom as a solicitor. He is a shareholder in good standing of both the California Bar Association, and the Law Society of England and Wales, whereby he can practice in any British Commonwealth country. He has been in private practice since 1998. His areas of practice involve federal tax litigation, international tax mitigation, business planning, and estate planning. Since 1985, he has been the founder and director of the Foundation For Responsible Technology. Also, prior to the practice of law he was employed as an electrical engineer, mechanical designer, and in his youth earned journeyman status as both an industrial electrician and tool & die maker. In addition to his law degrees and bar shareholders, he is certified as a mediator by the Straus Institute, at Pepperdine University and specialized in the mediation of litigated cases for the Los Angeles County Superior Court for 3 years. He is also certified as an arbitrator by the Better Business Bureau and is a Certified Business Appraiser with the Society of Certified Business Opportunity Appraisers. In addition to the above, he has held licenses in real estate and insurance.

(d) Involvement in certain legal proceedings. Describe any of the following events which occurred during the past five years and which are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the issuer.

None.

(1) A petition under the Bankruptcy Act or any State insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any

partnership in which he was general partner at or within 2 years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; **None.**

(2) Such person was convicted in a criminal proceeding (*excluding traffic violations and other minor offenses*). **None.**

Item 9 Remuneration of Directors and Officers.

(a) Furnish, in substantially the tabular form indicated, the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the issuer's last fiscal year. State the number of persons in the group referred to above without naming them.

Not Applicable. The Business has only been in existence since April 28, 2009. None of the officers or directors have received remuneration from the company in their capacity as an officer or director.

(b) Briefly describe all remuneration payments proposed to be made in the future pursuant to any ongoing plan or arrangement to the individuals and group specified in Item 9(a). The description should include a summary of how each plan operates, any performance formula or measure in effect (*or the criteria used to determine payment amounts*), the time periods over which the measurements of benefits will be determined, payment schedules, and any recent material amendments to the plan. Information need not be furnished with respect to any group life, health, hospitalization, or medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers or directors of the registrant and which are available generally to all salaried employees.

CEO: Prior to the minimum offering, the base salary is $48,000 (deferred if necessary). Once the minimum offering is met the base salary will increase to $72,000. Moving forward from the minimum offering the salary will be tied to the share subscription program at a rate of (x .0028% x 12 months) with the base salary not to drop below $72,000.

Vice President: There will be no remuneration prior to the minimum offering. Once the minimum offering is complete the base salary will be set at 70% of the CEO base salary. Moving forward from the minimum offering the salary will be tied to the share subscription program at a rate of (*x .0028% x 12 months*) with the base salary not to drop below $50,400. If the officer is involved on a part time basis only then the time worked will be calculated as a percentage of the total salary.

Treasurer: There will be no remuneration prior to the minimum offering. Once the minimum offering is complete the base salary will be set at 70% of the CEO base salary. Moving forward from the minimum offering the salary will be tied to the share subscription program at a rate of (*x .0028% x 12 months*) with the base salary not to drop below $50,400. If the officer is involved on a part time basis only then the time worked will be calculated as a percentage of the total salary.

Item 10 Security Ownership of Management and Certain Security holders.

(a) Voting securities and principal holders thereof. Furnish the following information, in substantially the tabular form indicated, with respect to voting securities held of record by:

(1) Each of the three highest paid persons who are officers and directors of the issuer;

At this time no officers and directors are paid employees of the Company. However, upon reaching the minimum capital threshold the paid officers and directors would be as follows, according to the scale set forth in the budget included herewith.

Founding Director/President/CEO, Kevin Cross
Founding Director/Vice President, John Leage
Founding Director/Treasurer, Peter Gibbons

(2) All officers and directors as a group.

Founding Director/President/CEO, Kevin Cross
Founding Director/Vice President, John Leage
Founding Director/Treasurer, Peter Gibbons

(3) Each shareholder who owns more than 10% of any class of the issuer's securities, including those shares subject to outstanding options.

Title of Class	Name and address of owner	Amount owned before the	Percent of Class B	Amount owned after the	Percent of Class

		offering	before	offering	B after
Kevin Cross	321 High School Rd. N. E. Bainbridge Island, WA 98110	42,500	42.5%	42,500	28.3%
John Leage	20930 Seaport Place NW Poulsbo, WA 98370-6629	42,500	42.5%	42,500	28.3%
Peter Gibbons	1805 North Carson Street, Suite E Carson City, NV 89701	15,000	15%	15,000	10%

(b) Other dominant or majority shareholders. If, to the knowledge of the issuer, any other person holds or shares the power to vote or direct the voting of securities described pursuant to subsection (a) above, appropriate disclosure should be made. In addition, if any person other than those named pursuant to subsection (a) holds or shares the power to vote 10% or more of the issuer's voting securities, the information required by the table should be provided with respect to such person.

Bill Brandt is receiving 5,500 Class A shares.
Jay Mendell is receiving 2,000 Class A shares.

(c) Non-voting securities and principal holders thereof. Furnish the same information as required in subsection (a) above with respect to securities that are not entitled to vote.

There are no outstanding Non-voting securities at the time of this offering.

(d) Options, warrants, and rights. Furnish the information required by the table as to options, warrants or rights to purchase securities from the issuer or any of its subsidiaries held by each of the individuals and referred to in subsection (a) above:

There are no outstanding options, warrants or rights to purchase securities from the issuer or any of its subsidiaries held by any of the individuals referred to in subsection (a) above.

(e) List all parents of the issuer. List all parents of the issuer, showing the basis of control and as to each parent the percentage of voting securities owned or other basis of control by its immediate parent, if any.

The issuer is not a subsidiary of any parent entity, nor is any other entity in a position to exercise control of any kind over the issuer.

Item 11 Interest of Management and Others in Certain Transactions.

None of the shareholders, officers, directors or employees have a direct or indirect material interest, in any other transaction or entity where the party is or was a: Director or officer of the issuer; nominee for election as a director; or principal security holder named in answer to Item 10(a); the issuer was incorporated or organized within the past three years, any promoter of the issuer; relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the issuer.

Item 12 Securities Being Offered.

(a) If capital stock is being offered, state the title of the class and furnish the following information.

Investments That Work Common Stock. Class A
Investments That Work Common Stock. Class B

(1) Outline briefly:

- (i) Dividend rights; All common shareholders, both Class A and B, shall have equal rights to dividend distributions.
- (ii) Voting rights; Each share of Class B common stock shall be entitled to one vote. Simple majority shall govern all matters voted on by shareholders provided a minimum number of shares are voted constituting a quorum of 60% or more of all outstanding Class B shares.
- (iii) Liquidation rights; The issuer shall place no restriction on the sales of shares other than the right of first refusal at the bona-fide offer price and bona-fide acknowledgement of receipt and acceptance of the Company Prospectus and Risk Disclosure Statement.
- (iv) Preemptive rights; The issuer retains a right of first refusal to repurchase outstanding shares from any shareholder seeking to liquidate shares.
- (v) Conversion rights; Shares are non convertible.
- (vi) Redemption provisions; Shares are non-redeemable.
- (vii) Sinking fund provisions; **Not applicable.**

(viii) Liability to further calls or to assessment by the issuer. **Not applicable.**

(2) Briefly describe potential liabilities imposed on shareholders under state statutes or foreign law, e. g., to laborers, servants or employees of the registrant, unless such disclosure would be immaterial because the financial resources of the registrant are such as to make it unlikely that the liability will ever be imposed. **Not applicable.**

(b) If debt securities are being offered, outline briefly the following. **Not applicable.**

(c) If securities described are to be offered pursuant to warrants, rights, or convertible securities, state briefly.
No warrants, special rights, or conversion rights have been authorized.

(d) In the case of any other kind of securities, appropriate information of a comparable character. **Not applicable.**

Part F/S.

The following financial statements of the issuer are prepared in accordance with generally accepted accounting principles (GAAP) except to the extent that the Company has insufficient operating history to provide significant historical financial data.

(1) Balance Sheet. **See attached.**
(2) Statements of income, cash flows, and other stockholders equity. **See attached.**
(3) Financial statements of businesses acquired or to be acquired. **Not applicable.**
(4) Pro forma financial information. **Not applicable.**

PART F/S

Audited Financial Statements

INVESTMENTS THAT WORK, INC.
(A Development Stage Company)

FINANCIAL REPORT

SEPTEMBER 30, 2009

C O N T E N T S

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Investments That Work, Inc.
Carson City, Nevada

We have audited the accompanying balance sheet of Investments That Work, Inc. (a development stage company) as of September 30, 2009, and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from April 28, 2009 (date of inception) to September 30, 2009. These financial statements are the responsibility of Investments That Work, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments That Work, Inc. (a development stage company) as of September 30, 2009, and the results of its operations and its cash flows for the period from April 28, 2009 (date of inception) to September 30, 2009, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming Investments That Work, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, Investments That Work, Inc. has incurred significant net losses to date, resulting in a net accumulated deficit at September 30, 2009. These conditions raise substantial doubt about Investments That Work, Inc.'s ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

October 26, 2009

An independent firm associated with MOORE STEPHENS INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

INVESTMENTS THAT WORK, INC.
(A Development Stage Company)

BALANCE SHEET
September 30, 2009

ASSETS		
Current Assets		
Prepaid expenses	$	5,000
Total assets	$	5,000
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Line of credit note payable to stockholder	$	80,325
Accounts payable to stockholder		4,061
Total current liabilities		84,386
Stockholders' Equity (Deficit)		
Common stock, $0.001 par value; authorized 75,000,000 shares		
Class A nonvoting common stock; 11,250 shares issued and outstanding		11
Class B voting common stock, 100,000 shares issued and outstanding		100
Additional paid-in capital		11,239
Deficit accumulated during the development stage		(90,736)
Total stockholders' equity (deficit)		(79,386)
Total liabilities and stockholders' equity (deficit)	$	5,000

See Notes to Financial Statements

INVESTMENTS THAT WORK, INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS

For the Period from April 28, 2009 (Date of Inception) to September 30, 2009

Revenue	$ -
Expenses	
Sales and marketing	4,590
General and administrative	81,250
Total expenses	85,840
Other income (expense)	
Interest expense to stockholder	(4,896)
Net loss	**$ (90,736)**

See Notes to Financial Statements

INVESTMENTS THAT WORK, INC.
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Period from April 28, 2009 (Date of Inception) to September 30, 2009

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development State	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances at April 28, 2009	-	$ -	-	$ -	$ -	$ -	$ -
Common stock issued for reimbursement of expenses at $0.001 per share, April 2009			100,000	100			100
Common stock issued for services at $1.00 per share, August 2009	11,250	11			11,239		11,250
Net loss						(90,736)	(90,736)
Balances at September 30, 2009	11,250	$ 11	100,000	$ 100	$ 11,239	$ (90,736)	$ (79,386)

See Notes to Financial Statements

INVESTMENTS THAT WORK, INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS
For the Period from April 28, 2009 (Date of Inception) to September 30, 2009

Cash Flows From Operating Activities		
Net loss	$	(90,736)
Adjustments to reconcile net loss to net cash flows from operating activities		
Stock issued for services		11,250
Stock issued for reimbursement of expenses		100
Changes in operating assets and liabilities		
Prepaid expenses		(5,000)
Accounts payable to stockholder		4,061
Net cash used in operating activities		(80,325)
Cash Flows From Financing Activity		
Proceeds from line of credit note payable to stockholder		80,325
Net change in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplementary Disclosure of Cash Flow Information		
Cash paid for interest to stockholder	$	4,896

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Investments That Work, Inc. ("the Company") was incorporated on April 28, 2009, for the purpose of pursuing real estate investment opportunities. The Company is a development stage company, has yet to acquire real estate investment properties or generate significant revenues from its intended business purpose, and has no assurance of future revenues. While in the development stage, the Company's principal activities have included defining and developing its plan of operation, raising capital, and recruiting management personnel.

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates continuation of the Company as a going concern. However, as shown in the accompanying financial statements, the Company is in the development stage and has not generated significant revenue or positive cash flows from operations since inception. In addition, the Company has incurred significant net losses to date resulting in a net accumulated deficit at September 30, 2009. These factors create an uncertainty about the Company's ability to continue as a going concern.

Management's plan with respect to this uncertainty is to raise financing through equity issuances to fund its operations and its intended investment acquisitions. There is no assurance that this result will be achieved. The Company's inability to obtain additional cash as needed could have a material adverse effect on its financial position, results of operations, and its ability to continue in existence. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company is also subject to a number of risks similar to other companies in a comparable stage of development including the need for continued growth in demand for the Company's products and services, reliance on key personnel, competition from other companies with greater financial, technical, and marketing resources, and the risks relating to the ability to secure adequate financing.

Cash and Cash Equivalents

The Company considers all highly liquid securities with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. The Company does not have cash and cash equivalents in excess of federally insured limits. The Company has paid no income taxes since inception.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory rates in effect for the year in which the differences are expected to reverse. The Company provides valuation allowances for deferred tax assets for which realization of such assets is not considered more likely than not. The Company reports a liability for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. Estimated interest and penalties are recorded as a component of interest expense and other expense, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued on October 26, 2009.

Note 2. Line of Credit Note Payable to Stockholder

The Company has a $130,000 line of credit note payable to a stockholder. Monthly interest payments are due at 12% until May 15, 2011, at which time any and all outstanding principal and interest is due in full. The balance outstanding under this note payable was $80,325 at September 30, 2009. Interest and loan fees paid to the stockholder under the note payable amounted to $4,896 and $915, respectively, during the period from April 28, 2009 (date of inception) to September 30, 2009.

Note 3. Income Taxes

The Company is liable for taxes in the United States. For the period from April 28, 2009 (date of inception) to September 30, 2009, the Company did not have any income for income tax purposes and therefore, no tax liability or expense has been recorded in these financial statements. The difference between the tax at the statutory federal tax rate and no tax provision recorded by the Company is primarily due to the Company's full valuation allowance against its deferred tax asset.

At September 30, 2009, the Company has tax net operating loss carryforwards of approximately $80,000 available to reduce future taxable income. The tax net operating losses expire in 2029.

The deferred tax asset at September 30, 2009, relates to the tax net operating loss carryforwards which amounts to approximately $27,000. The Company has provided a full valuation allowance against the deferred tax asset. The valuation allowance increased by approximately $27,000 for the period from April 28, 2009 (date of inception) to September 30, 2009.

Note 4. Stockholders' Equity

Authorized common stock of the Company is divided into Class A shares and Class B shares at the time of issuance. Common stock has no preferences or privileges and is not redeemable. Holders of Class A common stock of the Company have no voting rights. Holders of Class B common stock of the Company are entitled to one vote for each share of Class B common stock held.

In April 2009, the Company issued 100,000 shares of Class B common stock to the founders of the Company as reimbursement for certain expenditures paid by them on behalf of the Company totaling $100.

In August 2009, the Company issued 11,250 shares of Class A common stock in exchange for services.

Note 5. Related Party Transactions

Expense for legal fees payable to a stockholder amounted to $22,061 for the period from April 28, 2009 (date of inception) to September 30, 2009. At September 30, 2009, legal fees payable to the stockholder amounted to $4,061.

Expense for contract services payable to a company controlled by a stockholder amounted to $20,000 for the period from April 28, 2009 (date of inception) to September 30, 2009.

PART III EXHIBITS

Investments That Work, Inc.

INDEX TO EXHIBITS

Exhibit 1

Articles of Incorporation and Charter

ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number
	20090371769-34
	Filing Date and Time
Ross Miller	04/28/2009 10:36 AM
Secretary of State	Entity Number
State of Nevada	E0223872009-5

Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Investments That Work, Inc.
2. Registered Agent for Service of Process: (check only one box)	☐ Commercial Registered Agent: Name | Noncommercial Registered Agent (name and address below) **OR** ☐ Office or Position with Entity (name and address below) Equity Management Services, Inc. Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity 11805 North Carson Street, Suite E (Street Address) — Carson City (City) — Nevada 89701 (Zip Code) Mailing Address (if different from street address) — City — Nevada — Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares with par value: 75,000,000 — Par value per share: $ 0.001 — Number of shares *without* par value:
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) Tiffani Bennett (Name) 1805 North Carson Street, Suite E (Street Address) — Carson City (City) — NV (State) — 89701 (Zip Code) 2) (Name) Street Address — City — State — Zip Code
5. Purpose: (optional; see instructions)	The purpose of the corporation shall be: Any legal business activity.
6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	Peter Gibbons (Name) — X *Peter Gibbons* (Incorporator Signature) 1805 North Carson Street, Suite E (Address) — Carson City (City) — NV (State) — 89701 (Zip Code)
7. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.* X *Peter Gibbons* — 4/27/2009 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity — Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised on 7-1-08

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **INVESTMENTS THAT WORK, INC.**, did on April 28, 2009, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on April 28, 2009.

ROSS MILLER
Secretary of State

Certified By: Diana Speltz
Certificate Number: C20090428-1380
You may verify this certificate online at **http://www.nvsos.gov/**

Exhibit 2

Corporate Bylaws

BY-LAWS
of
INVESTMENTS THAT WORK, INC.

ARTICLE I -- OFFICES

Section 1. The registered office of the corporation shall be at:

Investments That Work, Inc.
1805 North Carson Street, Suite E
Carson City, NV 89701

The registered agent in charge thereof shall be: Equity Management Services, Inc..

Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II -- SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, "State"".

ARTICLE III -- STOCKHOLDERS' MEETINGS

Section 1. Meetings of stockholders : Meetings of stockholders shall be held at the registered office of the corporation in this state or at such place, either within or without this state, as may be selected from time to time by the Board of Directors.

Section 2. Annual Meetings: The annual meeting of the stockholders shall be held on the 3rd Wednesday of February in each year if not a legal holiday, and if a legal holiday, then on the next secular day following at 10:00 o'clock A.M., when they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting. If the annual meeting for election of directors is not held on the date designated therefor, the directors shall cause the meeting to be held as soon thereafter as convenient.

Section 3. Election of Directors: Elections of the directors of the corporation shall be by written ballot.

Section 4. Special Meetings: Special meetings of the stockholders may be called at any time by the Chairman, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting.

At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least 30 days before such meeting, unless a greater period of notice is required by statute in a particular case.

Section 5. Quorum: A majority of the outstanding Class B shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding Class B shares entitled to vote is represented at a meeting, a majority of the Class B shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. Consent in Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders or a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Class B shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9 List of Stockholders: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of Class B shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV -- DIRECTORS

Section 1. Management: The business and affairs of this corporation shall be managed by its Board of Directors, of four in number. The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of ore year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal..

Section 2. Regular Meetings: Regular meetings of the Board shall be held without notice, at least quarterly, at the registered office of the corporation, or at such other time and place as shall be determined by the Board.

Section 3. Special Meetings: Special Meetings of the Board may be called by the Chairman on 2 days notice to each director, either personally or by mail, fax or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

Section 4. Quorum: A majority of the total number of directors shall constitute a quorum for the transaction of business.

Section 5. Consent in Lieu of Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices, outside of this state.

Section 6. Conference Telephone: One or more directors may participate in a meeting of the Board, or a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7. Compensation: Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 8. Removal: Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the Class B shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.

ARTICLE V -- OFFICERS

Section 1. Selection of Officers: The executive officers of the corporation shall be chosen by the directors and shall be a Chairman, President, Secretary and Chief Financial Officer. The Board of Directors may also choose a one or more Vice Presidents and such other officers as it shall deem necessary. Any number of offices may be held by the same person.

Section 2. Salaries: Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 3. Term of Office: The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby.

Section 4. Chairman: The Chairman shall preside at all meetings of the stockholders and directors; he shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the Chairman, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX- OFFICIO a member of all committees.

Section 5. President: The President shall attend all sessions of the Board. The President shall be the chief executive officer of the corporation; he shall have general and active management of the business of the corporation, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

Section 6. Secretary: The Secretary shall attend all sessions of the Board and all meetings at the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. Chief Financial Officer: The Chief Financial Officer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Chief Financial Officer and of the financial condition of the corporation.

ARTICLE VI -- VACANCIES

Section 1. Replacement Officers: Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although not less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of stockholder, may call a special meeting of stockholders in accordance with the provisions of these By- Laws.

Section 2. Resignations: Resignations Effective at Future Date: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII -- CORPORATE RECORDS

Section 1. Inspection: Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

ARTICLE VIII -- STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. Certificates: The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President. Authorized shares shall be divided into Class A shares and Class B shares at the time of issuance. Class A shares shall be classified as non-voting common shares. Class B shares shall be classified as voting common shares. With the exception of voting rights, all shares, whether Clas A or Class B, shall have equal equity of corporate capital regardless of the capital contribution received by the corporation for issuance of the registered share to the stockholder.

Section 2. Transfers: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

Section 3. Lost Certificate: The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, 'theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. Record Date: In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or the express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed: (a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stock- holders shall be at the close of business on the day next preceding the day on which notice is given,--or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. (b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed. (c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. (d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by the statute and the Certificate of Incorporation.

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX -- MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year shall begin on the first day of January.

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, by fax, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail, fax or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail, faxed or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

Section 4. Waiver of Notice: Whenever any written notice is required by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5. Disallowed Compensation: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

Section 6. Resignations: Any director or other officer may resign at anytime, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X -- ANNUAL STATEMENT

Section 1. The President and Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a certified public accountant.

ARTICLE XI -- AMENDMENTS

Section 1. These By-Laws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

Exhibit 3

Stock Subscription Agreement for Class A Common Shares

SUBSCRIPTION AGREEMENT
FOR CLASS A COMMON SHARES OF
INVESTMENTS THAT WORK, Inc.

If you are interested in purchasing shares (*"Shares"*) of the Class A common stock of **Investments That Work, Inc.** (*the "Company"*), you must:

a) complete this Subscription Agreement (*the "Agreement"*);
b) provide a check or money order (*unless a wire transfer is being sent*) made payable to **Equity Management Services, Inc.** as impound agent for the company;
c) deliver both the Agreement and payment to:

Impound Agent:	Equity Management Services, Inc.
Address:	1805 North Carson Street, Suite E Carson City, NV 89701
Attention:	ITW Impound

The Company may accept or reject any subscription you tender, in whole or in part. This means that the Company may allocate to you a smaller number of Shares than you subscribed to purchase. If accepted by the Company, then this Agreement will constitute a subscription for shares of the Company's Class B Common Stock *($0.001 par value per share)*.

The minimum subscription is $100.00 for 100 shares. You should pay by check, money order or wire transfer payable to "Equity Management Services, Inc., ITW Impound Account." If the Company rejects your subscription in whole, the Company will return this Agreement and your payment.

If the Company accepts your subscription in whole or in part, a copy of this Agreement will be returned to you as your receipt. This will confirm your subscription and indicate how much of your subscription the Company has accepted. All proceeds of the Offering will be held in an Impound Account at US Global Investors, Treasury Securities Cash Fund, Equity Management Services, Inc. Client Trust Account.

When the Company sells its Minimum Subscription, the funds held in the Impound Account will be disbursed to the Company and stock certificates will be issued within 20 business days. After that, you will be mailed stock certificates no more than 10 business days after the Company mailed written confirmation of the subscription to you. If the Company accepts only part of your subscription, the Company will return the unused portion of your payment to you with interest, if any. If the Minimum Subscription is not sold prior to the Termination Date of the Offering, then all deposits will be returned to subscribers with interest earned, if any.

You irrevocably submit this Agreement for the purchase of__________ Shares at $1.00 per Share. With this Agreement, you also submit payment in the amount of $______________ *($1.00 per Share)* for the Shares subscribed.

In connection with this investment, you represent to the Company that:

a. Before submitting payment for the Shares, you received the Company's Disclosure Document and/or Offering Circular dated October 30, 2009.

b. You are a resident of Washington state, of the United States of America.

(If the Offering has not been qualified or registered in that jurisdiction or is not exempt from the registration requirements in that jurisdiction, your subscription will not be accepted.)

c. You are not subject to backup withholding of interest or dividends by the Internal Revenue Service.

The Shares should be registered as follows:

Name:____

As (*check one*):

____ Individual
____ Partnership
____ Corporation
____ Minor with adult custodian Under the Uniform Gift to Minors Act
____ Tenants-in-Common
____ Joint Tenants
____ Trust
____ Other

Individual(s) Registration:

Investor No.1 (*print name above*)	Investor No. 2 (*print name above*)
Street (*mailing address*)	Street (*mailing address*)
City State Zip	City State Zip
Phone Number	Phone Number
Social Security Number (*if any*)	Social Security Number (*if any*)
Date of Birth	Date of Birth
Signature	Signature
Date	Date

Page 2, of 3

Entity (Not a Natural Person) Registration:

On behalf of the entity named below, you represent that you have full power and authority to execute this Agreement. You also represent that investment in the Company is not prohibited by any of the governing documents of the entity.

____
Name of Entity

By: ______________________________   ______________________________
Signature of trustee, partner or authorized officer   Date

Title: ______________________________

______________________________   ______________________________
Street Address   Taxpayer ID Number

______________________________   ______________________________
City State Zip   Telephone

ACCEPTED BY ______________________________
(*Company Name*)

FOR ______________ **CLASS B COMMON SHARES**
(*Number*)

By: ______________________________   Date: ______________________________

Title: ______________________________

Exhibit 4

Stock Subscription Agreement for Class B Common Shares

SUBSCRIPTION AGREEMENT
FOR CLASS B COMMON SHARES OF
INVESTMENTS THAT WORK, Inc.

If you are interested in purchasing shares (*"Shares"*) of the Class B common stock of **Investments That Work, Inc.** (*the "Company"*), you must:

a) complete this Subscription Agreement (*the "Agreement"*);
b) provide a check or money order (*unless a wire transfer is being sent*) made payable to **Equity Management Services, Inc.** as impound agent for the company;
c) deliver both the Agreement and payment to:

Impound Agent:	Equity Management Services, Inc.
Address:	1805 North Carson Street, Suite E Carson City, NV 89701
Attention:	ITW Impound

The Company may accept or reject any subscription you tender, in whole or in part. This means that the Company may allocate to you a smaller number of Shares than you subscribed to purchase. If accepted by the Company, then this Agreement will constitute a subscription for shares of the Company's Class B Common Stock *($0.001 par value per share)*.

The minimum subscription is $1,000.00 for 100 shares. You should pay by check, money order or wire transfer payable to "Equity Management Services, Inc., ITW Impound Account." If the Company rejects your subscription in whole, the Company will return this Agreement and your payment.

If the Company accepts your subscription in whole or in part, a copy of this Agreement will be returned to you as your receipt. This will confirm your subscription and indicate how much of your subscription the Company has accepted. All proceeds of the Offering will be held in an Impound Account at US Global Investors, Treasury Securities Cash Fund, Equity Management Services, Inc. Client Trust Account.

When the Company sells its Minimum Subscription, the funds held in the Impound Account will be disbursed to the Company and stock certificates will be issued within 20 business days. After that, you will be mailed stock certificates no more than 10 business days after the Company mailed written confirmation of the subscription to you. If the Company accepts only part of your subscription, the Company will return the unused portion of your payment to you with interest, if any. If the Minimum Subscription is not sold prior to the Termination Date of the Offering, then all deposits will be returned to subscribers with interest earned, if any.

You irrevocably submit this Agreement for the purchase of__________ Shares at $10.00 per Share. With this Agreement, you also submit payment in the amount of $_______________ *($10.00 per Share)* for the Shares subscribed.

In connection with this investment, you represent to the Company that:

a. Before submitting payment for the Shares, you received the Company's Disclosure Document and/or Offering Circular dated October 30, 2009.

b. You are a resident of Washington state, of the United States of America.

(If the Offering has not been qualified or registered in that jurisdiction or is not exempt from the registration requirements in that jurisdiction, your subscription will not be accepted.)

c. You are not subject to backup withholding of interest or dividends by the Internal Revenue Service.

The Shares should be registered as follows:

Name:____

As (*check one*):

____ Individual
____ Partnership
____ Corporation
____ Minor with adult custodian Under the Uniform Gift to Minors Act
____ Tenants-in-Common
____ Joint Tenants
____ Trust
____ Other

Individual(s) Registration:

______________________	______________________
Investor No.1 (*print name above*)	Investor No. 2 (*print name above*)
______________________	______________________
Street (*mailing address*)	Street (*mailing address*)
______________________	______________________
City State Zip	City State Zip
______________________	______________________
Phone Number	Phone Number
______________________	______________________
Social Security Number (*if any*)	Social Security Number (*if any*)
______________________	______________________
Date of Birth	Date of Birth
______________________	______________________
Signature	Signature
______________________	______________________
Date	Date

Entity (Not a Natural Person) Registration:

On behalf of the entity named below, you represent that you have full power and authority to execute this Agreement. You also represent that investment in the Company is not prohibited by any of the governing documents of the entity.

____
Name of Entity

By: ______________________________ ______________________________
Signature of trustee, partner or authorized officer | Date

Title: ______________________________

______________________________ ______________________________
Street Address | Taxpayer ID Number

______________________________ ______________________________
City State Zip | Telephone

ACCEPTED BY ______________________________
(*Company Name*)

FOR ______________ **CLASS B COMMON SHARES**
(*Number*)

By: ______________________________ Date:______________________________

Title: ______________________________

Page 3, of 3

Exhibit 5

Proposed Impound / Escrow Agreement

PROPOSED IMPOUND OF FUNDS AGREEMENT

This Agreement was entered into on ____________, 2009, between **Investments That Work, Inc.** (*the "Company"*) and **Equity Management Services, Inc.,** (*the "Impound Agent"*). The Impound Agent is located at: 1805 North Carson Street, Carson City, NV 89701.

The Company has applied to register its securities with the Administrator of Securities of the State of Washington (*the "Administrator"*) and, if applicable, with the Administrator of Securities of other states. As a condition of registering the offering, the Administrator required the Company to enter into this Agreement. The Impound Agent represents that it is a financial institution its impond deposits are federally insured. The Impound Agent is willing to act as the Impound Agent and to hold the funds under this Agreement.

The Company and the Impound Agent agree as follows:

<u>Deposit of Funds</u>

1. Within 2 business days after the Company receives the monies, the Company will deposit all monies that it receives from the sale of securities (*the "Impound Funds"*) in an impound account with the Impound Agent to be designated the "Investments That Work, Inc. Impound Account" (*the "Impound Account"*).
2. The Company and its agents will instruct subscribers to make their checks payable to the Impound Account. The Company will provide the Impound Agent with a copy of the Subscription Agreement together with the Impound Funds. The Company will provide the Impound Agent with the name, address of each subscriber and the date and amount of each subscription.
3. If the Impound Agent received checks that fail to clear the bank on which they are drawn, the Impound Agent will return those checks, together with the related Subscription Agreement, to the subscriber. The Impound Agent will send a copy of the returned checks and related Subscription Agreements to the Company.

<u>Keeping of Funds</u>

4. The Impound Agent will keep the Impound Funds, segregated in the Impound Account, for investment purposes, until the Impound Agent releases the Impound Funds to the Company or returns them to the subscribers under paragraph 7 or 8, below.
5. Unless the Administrator directs to the contrary, the Impound Agent will invest the funds deposited in the Impound Account as directed by the Company in federally insured liquid investments, such as bank certificates of deposit or United States treasury bills.
6. Impound Funds are not assets of the Company and are not subject to judgment or creditors claims against the Company until the Impound Funds are released to the Issuer under this Agreement.

<u>Release or Return of Funds</u>

7. If, by the _______ day of ________, 2010, (*the "Closing Date"*), the funds deposited in the Impound Account amount to or exceed $ 850,000.00 (*the "Minimum Subscription"*), then the Impound Agent will release those funds, and all other funds deposited after that, to the Company provided that
   (a) the Impound Agent has provided the Administrator with a letter stating that $850,000.00 has been deposited into the Impound Account before the Closing Date, and

(b) the Administrator has provided the Impound Agent and the Company with written consent to the release of the funds from the Impound Agreement.

8. Unless the Closing Date has been extended under paragraph 10, if, by the Closing Date, the funds deposited in the Impound Account do not equal or exceed the Minimum Subscription, the Impound Agent will
   (a) advise the Company and the Administrator in writing that it has not received the Minimum Subscription, and
   (b) will return to each subscriber the amount the Impound Agent received on behalf of that subscriber.
9. The Impound Agent will divide any interest earned on the Impound Account between the subscribers based on their subscription and pay that to them.

Extension of Closing Date

10. The Closing Date may be extended, provided that
    (a) the Disclosure Document (*Offering Circular*) discloses that the offering could be extended for 180 days, and
    (b) the Company has delivered to the Impound Agent and the Administrator a written notice of extension.

Revocation or Suspension of Registration

11. If, at any time before the Impound Agent releases the funds as provided in Paragraph 7 or 8 of this Agreement, the Administrator advises the Impound Agent that it has revoked or suspended the registration, the Administrator may direct the Impound Agent
    (a) not to release the funds in the Impound Account until further notice by the Administrator, or
    (b) to release to each subscriber the amount that the Impound Agent received on behalf of that subscriber together with interest as set out in paragraph 9.

Abandonment of Offering

12. If the Impound Agent receives a letter from the Company stating that the offering has been abandoned, the Impound Agent will return to each subscriber the amount the Impound Agent received on behalf of that subscriber together with interest as set out in paragraph 9.

Termination of Agreement

13. This Agreement will terminate once the Impound Agent has released all funds from the Impound Account in accordance with this Agreement.

Duty of Impound Agent

14. The Impound Agent will act as a depository only, and its sole responsibility will be to act in accordance with the terms of this Agreement.

Records of Impound Agent

15. The Impound Agent will keep records (the "Records") that disclose
    (a) the names, addresses, telephone numbers and tax identification numbers of the subscribers,
    (b) the amount received on behalf of each subscriber,
    (c) the amount and date of the securities purchased,
    (d) the date that the Impound Agent released or returned the funds held in the Impound Account

16. The Impound Agent will provide to the Administrator, on request, true, complete and current copies of the Records.

Impound Agent Compensation

17. The Company will pay the Impound Agent reasonable compensation for its services in the amount of 5¢ for each share subscribed into impound under this agreement.

Scope of Agreement

18. This Agreement will be for the benefit of, and binding on, the Company, the Impound Agent and their successors, the subscribers and their heirs, assignees, beneficiaries, executors, administrators and their legal representatives. If, for any reason, the Impound Agent named in this Agreement is unable or unwilling to continue to act as an impound agent, then the Company may substitute, with the consent of the Administrator, another person to serve as Impound Agent.

IN WITNESS WHEREOF, the parties have executed this Agreement the 2nd day of November, 2009.

COMPANY: Investments That Work, Inc.

By ______________________________

Kevin Cross, President

IMPOUND AGENT: Equity Management Services, Inc.

By ______________________________

Else Roessell, Treasurer

Exhibit 6

Consent of Professional Contributors to Inclusion

STAVROS LAW
3150 South 1300 East, Ste. 500 | Salt Lake City, UT 84106

Andrew W. Stavros
TEL 801.990.2780
DIRECT 801.990.2782
FAX 801.907.7216
andy@stavroslaw.com
www.stavroslaw.com

November 29,2009

BY UNITED STATES MAIL

Kevin Cross, CEO
Investments That Work. Inc.
1805 North Carson Street, Suite E
Carson City, N V 89701

Re: investments That Work, Inc., a Nevada corporation

Dear Mr. Cross,

On November 10, 2009 I provided Investments That Work, Inc. with an opinion regarding authorized shares planned to be issued to the public in the State of Washington. This letter Is to clarify that I understand that Investments That Work, Inc. retained me to prepare the opinion for the purpose of presenting it to the various securities departments of the State of Washington and other entities and that I authorize the use of such opinion for said purpose.

As stated in my November 10, 2009 letter (a copy of which is attached), it is my opinion that the shares of stock which Investments That Work, Inc., a Nevada corporation, intends to offer are duly authorized and, when issued upon payment of the applicable offering price, will be legally and validly issued, fully paid, nonassessable and binding on the issuer in accordance with their terms.

Should you have any questions or concerns, please let me know.

Sincerely,

STAVROS LAW

Andrew W. Stavros

A PROFESSIONAL LAW CORPORATION

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

CONSENT OF INDEPENDENT AUDITOR

We consent to the inclusion in the Offering Circular on Form 1-A of Investments That Work, Inc. (a development stage company) of our report dated October 26, 2009, on our audit of the balance sheet of Investments That Work, Inc. as of September 30, 2009, and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from April 28, 2009 (date of inception) to September 30, 2009.

Our report, dated October 26, 2009, contains an explanatory paragraph that states that Investments That Work, Inc. has incurred significant net losses to date, resulting in a net accumulated deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington
December 11, 2009

An independent firm associated with MOORE STEPHENS INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

Exhibit 7

Opinion of Counsel as to Legality of Shares Issued

STAVROS LAW

2150 South 1300 East, Ste. 500 | Salt Lake City, UT 84106

Andrew W. Stavros

TEL 801.990.2780
DIRECT 801.990.2782
FAX 801.907.7216
andy@stavroslaw.com
www.stavroslaw.com

November 10,2009

BY UNITED STATES MAIL

Kevin Cross, CEO
Investments That Work, Inc.
1805 North Carson Street, Suite E
Carson City, NV 89701

Re: **Investments That Work, Inc., a Nevada corporation**

Dear Mr. Cross,

You have retained me to provide you with an opinion regarding shares authorized by Investments That Work, Inc., a Nevada corporation, which are planned to be issued to the general public.

As you know, I am an attorney duly admitted and licensed to practice law in the State of Utah. My Utah State Bar number is 08615. My practice is primarily located in Salt Lake City, Utah. Having reviewed your company's Articles of Incorporation, By Laws and related documents, including certain disclosure statements and offering circulars, it is my opinion that the shares of stock which Investments That Work, Inc., a Nevada corporation, intends to offer to the public are duly authorized and, when issued upon payment of the applicable offering price, will be legally and validly issued, fully paid, nonassessable and binding on the issuer in accordance with their terms.

Sincerely,

STAVROS LAW

Andrew W. Stavros

A PROFESSIONAL LAW CORPORATION

Exhibit 8

Acceptance of Registered Agent for Service of Process

ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: www.nvsos.gov

Registered Agent Acceptance

(PURSUANT TO NRS 77.310)

This form may b submitted by: a Commercial Registered Agent, Noncommercial Registered Agent or Represented Entity. For more information please visit http://www.nvsos.gov/business/forms/ra.asp

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Acceptance of Appointment by Registered Agent

In the matter of **Investments That Work, Inc.**
Name of Represented Business Entity

I, **Peter Gibbons as President of Equity Management Services, Inc.** am a:
Name of Appointed Registered Agent OR Represented Entity Serving as Own Agent*

(complete only one)

a) ☐ commercial registered agent listed with the Nevada Secretary of State,

b) ☒ noncommercial registered agent with the following address for service of process:

1805 North Carson Street, Suite E	Carson City	Nevada	89701
Street Address	City		Zip Code
		Nevada	
Mailing Address (if different from street address)	City		Zip Code

c) ☐ represented entity accepting own service of process at the following address:

Title of Office or Position of Person in Represented Entity

		Nevada	
Street Address	City		Zip Code
		Nevada	
Mailing Address (if different from street address)	City		Zip Code

and hereby state that on **April 27, 2009** (Date) I accepted the appointment as registered agent for the above named business entity.

X [signature] 4/27/09
Authorized Signature of R.A. or On Behalf of RA. Company Date

*If changing Registered Agent when reinstating, officer's signature required.

X
Signature of Officer Date

Nevada Secretary of State Form RA Acceptance
Revised: 12-8-08

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, and based on reasonable belief that the qualifications for exemption under Regulation A, are met, the registrant caused this registration statement to be signed on its behalf by the undersigned, and thereunto duly authorized said registration, in Bainbridge Island, Washington, and/or Carson City , Nevada, as of the date indicated by the signatory below.

Investments That Work, Inc.

By ______________________ December 11, 2009
Kevin Cross, Chief Executive Officer Date

This offering statement has been endorsed by the following persons, in the capacities and on the dates indicated.

By ______________________ December 11, 2009
Kevin Cross, Chief Executive Officer Date

By ______________________ December 11, 2009
John Leage, Chief Operations Officer Date

By ______________________ December 11, 2009
Peter Gibbons, Treasurer Date